Mail Stop 3561

March 1, 2006


Via U.S. Mail

Mr. William B. Olson
Chief Financial Officer and Treasurer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614


	RE:	Quantum Fuel Systems Technologies Worldwide, Inc.
		Form 10-K for the fiscal year ended April 30, 2005
		Filed July 5, 2005
		File No. 000-49629

Dear Mr. Olson:

We have reviewed your filings and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Annual Report on Form 10-K for the fiscal year ended April 30,
2005

Notes to Consolidated Financial Statements, page F-8
Note 4.  Acquisition of Starcraft Corporation, page F-19

1. We note your response to our prior comment #2. You state you did not recognize a GM customer relationship intangible apart from goodwill because it was essential to the survival of Starcraft and represented "core goodwill," the relationship was not separable, its term was indefinite like goodwill and its value was difficult to measure, and you already had a relationship with GM as a strategic partner. With regard to the GM relationship being essential to the survival of Starcraft, EITF Topic D-108 discusses the assertion that certain intangible assets cannot be separately and directly valued because the nature of the particular assets makes it fundamentally indistinguishable from goodwill (examples included cellular/spectrum licenses and cable franchise agreements). Similar to your belief that the GM relationship is essential to the survival of Starcraft, the assets discussed in D-108 are essential to the respective businesses acquired. The SEC staff, however, required registrants to separately record these assets at their fair values as determined by use of the direct method. Because Starcraft`s customer relationship with GM arose through contracts, such as purchase or sales orders, the customer relationship is due to contractual rights, and therefore, meets the contractual-legal criterion for recognition as an intangible separately from goodwill. With regard to difficulty in measuring the value of customer-related assets, D-108 states the SEC staff`s view that valuation difficulty does not provide relief from the requirements in paragraphs 37(e) and 39 of SFAS 141 to separately recognize intangible assets at fair value apart from goodwill. As referenced in our prior comment, SFAS 141 requires a marketplace participant view when valuing acquired assets. Therefore, your existing prior relationship with GM is not relevant to the application of SFAS 141 to this acquisition. Please rigorously reassess your recognition and measurement of all definite-lived customer relationship intangibles acquired in the acquisition of Starcraft. It appears such amounts should be significant to the total purchase price. As mentioned in your response, Starcraft`s relationship with GM began over ten years ago, Starcraft had never lost GM as a customer and has a zero percent attrition rate for its second stage assembly operations, and you had no indications that GM would end its relationship with Starcraft at any point in the foreseeable future. Refer to EITF Topic D-108 and EITF 02-17 for further guidance.


*    *    *    *




As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Heather Tress at (202) 551-3624 or Lyn Shenk at
(202)
551-3380 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. William Olson
Quantum Fuel Systems Technologies Worldwide, Inc.
March 1, 2006
Page 1